Annual Report

Cover Page

Name of issuer:

Wefunder, Inc.

Legal status of issuer:

Form: Other

Other (specify): Public Benefit Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 6/1/2012

Physical address of issuer:

1885 Mission St.
San Francisco CA 94103

Website of issuer:

http://wefunder.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

45

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$7,793,976.00	$8,000,901.00
Cash & Cash Equivalents:	$4,241,014.00	$7,547,982.00
Accounts Receivable:	$17,500.00	$0.00
Short-term Debt:	$953,657.00	$1,592,735.00
Long-term Debt:	$2,924,206.00	$0.00
Revenues/Sales:	$10,121,151.00	$9,864,058.00
Cost of Goods Sold:	$224,066.00	$898,238.00
Taxes Paid:	$0.00	$0.00
Net Income:	($5,209,316.00)	($3,334,409.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Wefunder, Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Greg Belote	CTO	Wefunder	2012
Nicholas Tommarello	CEO	Wefunder	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Greg Belote	Treasurer	2018
Greg Belote	CTO	2012
Nicholas Tommarello	CEO	2012
Nicholas Tommarello	Secretary	2012

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Nicholas Tommarello	12100000.0 Class A Common Stock, Class B Common Stock, and Stock Options	90.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act

of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Our business is subject to a complex and rapidly evolving regulatory framework. New regulations could be enacted, or our regulators' interpretation of existing regulations could change, in ways that are unfavorable to us. Our regulators could also take an unfavorable view of our current and/or future activities.

The development of our platform and technology is still in its early stages, and significant additional time and resources will be required for research and development. As a result, we may experience technical issues with our website, delays in collecting and disbursing funds, cybersecurity breaches, or other technical problems, any of which could negatively affect our business.

We operate in a competitive industry, and there is no guarantee that we will continue to be a market leader. We could fall behind our competitors in a variety of ways, including our technical capabilities, the products and features we offer, and our customer acquisition channels, any of which could have a negative effect on our business. The broader market for equity crowdfunding could also grow more slowly than anticipated or not at all, which would harm our ability to continue growing our funding volume and revenue.

Our financial goals and projections are based on assumptions that may not prove to be accurate. Further, in order to meet our goals and projections, we will need to substantially increase the fundraising volume supported by our platform. We may face difficulties in expanding our team, upgrading our technical systems, and improving our processes in order to meet the demands of scale.

Despite our best efforts, one or more current or future offerings hosted on our platform could prove to be fraudulent, which could harm our reputation and have a negative effect on our ability to attract future offerings to our platform. Further, the companies on our platform could fail to provide returns to our investors that meet their expectations, which could harm our ability to attract future investors to our platform.

In order to effectively scale our business and execute our business plan, we may require significant additional funding. There is no guarantee that we will be able to obtain such funding on favorable terms, or at all. Further, if we raise additional funding by selling shares of our capital stock, this would result in dilution of the ownership percentage of existing investors. We may also increase the size of our stock option pool in order to attract and retain employees, which would result in additional dilution to existing investors.

Nicholas Tommarello, our co-founder and Chief Executive Officer, holds a majority of our Class B Common Stock, which is entitled to one hundred votes per share. Nicholas Tommarello therefore holds approximately 90% of the voting power of the Company, and has broad ability to control the management and operations of the Company, subject to the rights of our other stockholders as described in our governing documents and our Preferred Stock financing documents.

Our business plan and financial forecasts depend in part on geographic expansion of our business into Europe. Although we believe it is likely, there is no guarantee that crowdfunding regulations will be enacted that are similarly favorable to businesses and investors as those in the United States. Further, we may not be able to effectively adapt our products and services or our sales and marketing channels to the European market, which would harm our ability to compete and expand our business in Europe.

Our future success depends on the efforts and capabilities of a small management team, including our co-founders and other key personnel. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Each investor in our offering under Regulation Crowdfunding will appoint the lead investor we have identified ("Lead Investor") as the Investor's true and lawful proxy and attorney, to vote the Investor's securities related to the Company and sign related documents on the Investor's behalf (as described further in section 31 below). Although the Lead Investor's goal is to maximize the value of the Company and therefore the Lead Investor's interests should be aligned with the interests of Investors, there can be no guarantee that these interests will always remain aligned or that the Lead Investor will always make decisions that maximize the value of a particular Investor's interests.

On May 4, 2022, without admitting or denying the findings, Wefunder Portal, LLC ("Wefunder") accepted an AWC issued by FINRA. FINRA identified compliance issues and violations of FINRA rules until 2021 relating to Wefunder's crowdfunding offerings. To help correct these issues from recurring, Wefunder changed its policies and process related to roles and responsibilities, marketing, disclosure, training, and payment and closing systems. In the case in which FINRA identifies additional violations, Wefunder may be subject to additional penalties.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class B Common Stock	16,900,000	16,900,000	Yes
Series A-2 Preferred Stock	4,184,566	696,253	Yes
Class A Common Stock	115,101,566	31,109,126	Yes
Series A Preferred Stock	9,705,297	4,026,290	Yes
Series Seed-3 Preferred Stock	9,622,932	6,728,284	Yes
Series Seed-2 Preferred Stock	5,656,000	2,952,804	Yes
Series Seed Preferred Stock	12,053.680	12,053,680	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	0
Options:	34,445,121

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
12/2020	Regulation D, Rule 506(c)	Preferred stock	$2,344,737	General operations
3/2021	Other	Preferred stock	$8,573,341	General operations
[illegible]	Regulation D,	Preferred stock	[illegible]	General

8/2022	Regulation D, Rule 506(c)	Preferred stock	[illegible]	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

During 2021, the Company issued $100,000 in a note receivable to a founder of the company in exchange for exercising stock options for 1,136,363 shares of Class A common stock. The note accrues interest at 1.51% per annum and the outstanding principal and interest is due upon maturity in January 2025. During 2020, the Company issued $100,000 in a note receivable to a founder of the Company in exchange for exercising stock options for 1,136,363 shares of Class A common stock. The note accrues interest at 1.51% per annum and the outstanding principal and interest is due upon maturity in October 2024. The Company also has $200,000 in note re receivables outstanding to the founders of the Company in exchange for exercising stock options for 2,386,363 shares of Class A common stock. The notes accrue interest at 1.51% per annum and the outstanding principal and interest is due upon maturity in October 2023. The Company has a note receivable outstanding to a founder of the Company for a total principal amount of $20,910 in exchange for exercising stock options for 139,400 shares of Class A common stock. The note accrues interest at 1.75% per annum and the outstanding principal and interest is due upon maturity in January 2024.

INSTRUCTIONS TO QUESTION 25: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Angel investing for everyone

I started Wefunder because I wanted to invest in my friends - to help them dream bigger, be the best versions of themselves, and reach their ambition. Across America, so much raw talent is being wasted. The purpose of my life is to fix that, to help tens of thousands more founders "take their shot".

"Kickstarter for investing" was legalized on May 16th, 2016: now, anyone can invest $100 in a startup. Since then, we have become the largest funding portal by investment volume and investor returns. We started this journey in 2012, when we helped pass the JOBS Act that made this all possible, and were invited by Congress to watch it signed into law.

Our goal is to fund 20,000 more startups by 2029, while outperforming the S&P 500. Entrepreneurship has been dying over the 30 years, falling from 10.6% to 3.6% among those under 30. We must fix that: everyone deserves a shot at the American Dream. If we succeed, we will increase the GDP of the United States

Milestones

Wefunder, Inc. was incorporated in the State of Delaware in June 2012.

Since then, we have:

- Increased revenue each year since 2018

- $10M in revenue booked in 2022

- Launched in Europe in spring of 2023

- Market leader. 40% market share in Regulation CF over 2022

- Startups that raised recently $5M+ on Wefunder: Mercury Bank, Replit, Levels, Synthesis, April, Substack

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2022, the Company had revenues of $10,121,151 compared to the year ended December 31, 2021, when the Company had revenues of $9,864,058. Our gross margin was 97.79% in fiscal year 2022, compared to 90.89% in 2021.

- *Assets.* As of December 31, 2022, the Company had total assets of $7,793,976, including $4,241,014 in cash. As of December 31, 2021, the Company had $8,000,901 in total assets, including $7,547,982 in cash.

- *Net Loss.* The Company has had net losses of $5,209,316 and net losses of $3,334,409 for the fiscal years ended December 31, 2022 and December 31, 2021, respectively.

- *Liabilities.* The Company's liabilities totaled $3,877,863 for the fiscal year ended December 31, 2022 and $1,592,735 for the fiscal year ended December 31, 2021.

Liquidity & Capital Resources

To-date, the company has been financed with $6,354,833 in equity.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 18 months. Except as otherwise described in this annual report, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Wefunder, Inc. cash in hand is $4,241,014.19, as of December 2022. Over the last three months, revenues have averaged $745,746.21/month, cost of goods sold has averaged $19,047.72/month, and operational expenses have averaged $1,140,009.40/month, for an average burn rate of $413,310.91 per month. Our intent is to be profitable in 1 months.

Since the date, the financials cover, Wefunder Inc. ("Wefunder") has formed Wefunder EU, B.V. ("Wefunder EU") and Wefunder BD, LLC ("Wefunder BD").

Wefunder EU has obtained licenses to operate as a funding portal in the European Union. Wefunder has brought on several full-time hires to advance European operations.

Wefunder BD is in the process of obtaining a broker-dealer license. Wefunder expects that this will allow for additional offerings to be made, and more services

to be provided to our customers. In line with this, Wefunder has brought on several consultants and contractors to move towards obtaining licensing and setting up the operations of the broker-dealer.

Additionally, Wefunder has recently closed a Regulation CF and Regulation D offering. The offerings were conducted on the same terms.

Over the next six months we expect revenues and expenses to increase in-line with the growth of our business. We expect revenues to increase due to our European expansion, implementation of a BD to charge for Reg D, and growth in the US business. We expect expenses to increase as we grow headcount.

Over the last three months, we have lost ~$400k per month. We intend to maintain our historical net margin. We expect to continue to run small monthly losses as we invest in the growth of the business, but can reduce expenses to swing back to profitability if economic conditions warrant.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Nicholas Tommarello, certify that:

(1) the financial statements of Wefunder, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of Wefunder, Inc. included in this Form reflects accurately the information reported on the tax return for Wefunder, Inc. filed for the most recently completed fiscal year.

Nicholas Tommarello
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://wefunder.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities, or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Greg Belote

Greg Belote
Greg Belote
Nicholas Tommarello

Appendix E: Supporting Documents

Add new Form C attachment (admin only)

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- Wefunder CF Subscription Agreement August 2022

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Greg Belote
- Greg Belote
- Nicholas Tommarello

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing an Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Wefunder, Inc.

By

Nick Tommarello

Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Greg H Belote

Founder & CTO

4/21/2023

Nick Tommarello

Founder & CEO

4/20/2023